UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 21, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 21, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 21, 2015
15-12-TR

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2015

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported first quarter adjusted profit attributable to shareholders of $64 million, or $0.11 per share, compared with $105 million or $0.18 per share in 2014. Profit attributable to shareholders was $68 million ($0.12 per share) compared with $69 million ($0.12 per share) a year ago.

“Our ongoing focus on cost management and operational performance, aided by the strong U.S. dollar, is enabling our diversified business to withstand the generally weak commodity price environment, allowing all of our operations to generate positive operating cash flows after our sustaining capital spending,” said Don Lindsay, President and CEO.

Highlights and Significant Items

•	Profit attributable to shareholders was $68 million and EBITDA was $546 million in the first quarter.

•	Gross profit before depreciation and amortization was $685 million in the first quarter compared with $734 million in the first quarter of 2014.

•	Cash flow from operations, before working capital changes, was $510 million in the first quarter of 2015 compared with $470 million a year ago.

•	We achieved record first quarter coal sales and production of 6.8 million tonnes.

•	We have reached agreements with our customers to sell 5.5 million tonnes of coal in the second quarter of 2015 based on US$109.50 per tonne for the highest quality product and we expect total sales in the second quarter, including spot sales, to be around 6.0 million tonnes.

•	All critical milestones are being achieved on the Fort Hills oil sands project. The partners are focused on capital discipline and are working with our contractors to take advantage of the current economic environment. In April we completed the earn-in portion of project funding with our share of capital expenditures lowering to 20% from the earn-in rate of 27.5%.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, SVP Sustainability and External Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com

1   Teck Resources Limited 2015 First Quarter News Release

•	A falling Canadian dollar, lower oil prices and our cost reduction program have contributed to lower our U.S. dollar unit costs for our products with copper and coal unit costs falling by US$0.09 per pound and US$18 per tonne, respectively, compared to last year.

•	First quarter production at our Pend Oreille zinc mine, which restarted in December 2014, was 6,000 tonnes and we expect to reach the full production rate of 44,000 tonnes per year in the second quarter of 2015.

•	Our liquidity remains strong with a cash balance of $1.4 billion at April 20, 2015 and US$3.0 billion available under our revolving credit facility, which matures in 2019. Our cash balance is in line with our expectations at this point in the year and consistent with our goal of finishing the year with at least $1.0 billion in cash at existing debt levels.

Earlier today, we announced an eligible dividend of $0.15 per share on our outstanding Class A common and Class B subordinate voting shares to be paid on July 2, 2015. This reduction brings our dividend payout and yield more in line with current commodity prices and outlook and ensures balance sheet strength and flexibility for future capital expenditures or other capital allocation opportunities.

2   Teck Resources Limited 2015 First Quarter News Release

This management’s discussion and analysis is dated as at April 21, 2015 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2015 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2014. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.
This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Commodity markets continue to be challenging. Prices for steelmaking coal have fallen further since the beginning of the year and the market for steelmaking coal remains oversupplied, primarily due to indications of weakening demand in China. Copper prices dipped sharply in the quarter but rebounded substantially towards the end of the quarter with prices averaging US$2.64 per pound compared with US$3.19 per pound in the previous year.

Partly offsetting the commodity price declines was a stronger U.S. dollar. The stronger U.S. dollar has a significant positive benefit on our business, as sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. At current commodity prices, each one cent decline in the U.S./Canadian dollar exchange rate has an effect on our annual EBITDA of approximately $52 million, depending on sales volumes.

Operationally our results have benefited from lower oil prices, the lower Canadian dollar and Chilean peso and our cost reduction program, as unit costs have fallen significantly in U.S. dollar terms. Production in coal set a record for the first quarter while zinc and copper production was also strong.

Given the current economic environment, we will continue to focus our efforts on our cost reduction program and reducing our capital spending as much as possible. Our primary development project is the Fort Hills oil sands project. The construction phase of Fort Hills will require substantial investment through 2017, but is expected to provide significant cash flows, diversify our commodity mix and provide a long-life asset located in a stable jurisdiction. The restart of our Pend Oreille zinc mine is expected to benefit from improving zinc market fundamentals and will provide transportation cost savings due to our proximity to our Trail Operations. It is expected to reach design capacity for the second quarter.

3   Teck Resources Limited 2015 First Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $68 million, or $0.12 per share, in the first quarter compared with $69 million or $0.12 per share in the same period last year.

Adjusted profit attributable to shareholders, before items identified in the table below, was $64 million, or $0.11 per share, in the first quarter compared with $105 million or $0.18 per share in the same period last year.

Profit and Adjusted Profit
	Three months ended March 31,
($ in millions)	2015	2014

Profit attributable to shareholders as reported	$68	$69
Add (deduct):
Asset sales and provisions	(25)	8
Foreign exchange losses	18	9
Derivative losses (gains)	3	(2)
Tax items	-	21
Adjusted profit (1)	$64	$105
Adjusted earnings per share (1)	$0.11	$0.18

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4   Teck Resources Limited 2015 First Quarter News Release

	Three months ended March 31,
($ in millions, except per share data)	2015	2014

Revenue and profit
Revenue	$2,024	$2,084
Gross profit	$348	$407
Gross profit before depreciation and amortization (1)	$685	$734
EBITDA (1)	$546	$557
Profit attributable to shareholders	$68	$69

Cash flow
Cash flow from operations	$372	$545
Property, plant and equipment expenditures	$371	$400
Capitalized stripping costs	$166	$204
Investments	$43	$8

Balance Sheet
Cash balances	$1,567	$2,386
Total assets	$37,566	$36,381
Debt, including current portion	$9,206	$8,034

Per share amounts attributable to shareholders
Profit	$0.12	$0.12

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.8	6.7
Copper (2)	81	85
Zinc in concentrate (3)	166	163
Zinc - refined	75	62

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.8	6.2
Copper (2)	71	83
Zinc in concentrate (3)	152	148
Zinc - refined	73	62

Average prices and exchange rates
Coal (realized US$/tonne)	$106	$131
Copper (LME cash - US$/pound)	$2.64	$3.19
Zinc (LME cash - US$/ pound)	$0.94	$0.92
Average exchange rate (C$ per US$1.00)	$1.24	$1.10

Gross profit margins before depreciation (1)
Coal	34%	33%
Copper	40%	49%
Zinc	28%	22%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille.

5   Teck Resources Limited 2015 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
($ in millions)	2015	2014

Revenue
Coal	$865	$880
Copper	523	652
Zinc	635	551
Energy	1	1
Total	$2,024	$2,084

Gross profit, before depreciation and amortization (1)
Coal	$295	$294
Copper	210	318
Zinc	179	121
Energy	1	1
Total	$685	$734

Gross profit
Coal	$109	$116
Copper	97	200
Zinc	143	91
Energy	(1)	-
Total	$348	$407

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6   Teck Resources Limited 2015 First Quarter News Release

COAL BUSINESS UNIT
	Three months ended March 31,
($ in millions)	2015	2014

Coal price (realized US$/tonne)	$106	$131
Coal price (realized CAD$/tonne)	$128	$143
Production (million tonnes)	6.8	6.7
Sales (million tonnes)	6.8	6.2
Gross profit, before depreciation and amortization	$295	$294
Gross profit	$109	$116
Property, plant and equipment expenditures	$25	$79

Performance

Gross profit before depreciation and amortization from our coal business unit was similar to a year ago in the first quarter (see table below). Increased sales at 6.8 million tonnes set a new first quarter record, but the average realized coal price of US$106 per tonne was 19% lower than the first quarter of 2014, reflecting oversupplied steelmaking coal market conditions. The favourable effect of a stronger U.S. dollar in the first quarter partly offset the lower coal price, which weakened by 10% in Canadian dollar terms compared with the same period a year ago.

Coal sales of 6.8 million tonnes in the first quarter were 10% higher than the same period last year and exceed our previous record for this period by nearly 200,000 tonnes.

Record first quarter production of 6.8 million tonnes was 1% higher than the same period a year ago with our Line Creek and Cardinal River mines both setting new first quarter production records. Unit cash production costs at the mines were 10% lower this quarter than in the comparative period which is attributable to both the success of initiatives undertaken through our cost reduction program and lower energy prices.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended March 31,

As reported in first quarter of 2014	$294
Changes:
Coal price realized:
US$ price	(182)
Foreign exchange	84
Sales volume	31
Operating costs	38
Coal inventory write-down	30
Net increase (decrease)	1
As reported in current quarter	$295

7   Teck Resources Limited 2015 First Quarter News Release

Property, plant and equipment expenditures totaled $25 million in the first quarter. Total sustaining capital in the quarter was $18 million. In addition, $7 million was spent on our major enhancement projects. Capitalized stripping costs were $101 million in the first quarter compared with $131 million a year ago.

We continue to implement the water quality management measures contemplated by our Elk Valley Water Quality Plan. The water treatment facility built at our Line Creek Operations is expected to be commissioned in the third quarter of 2015.

Markets

Coal prices declined further during the quarter. Although demand remains good outside of China, Chinese imports have declined substantially. Given oversupply in the market, we expect continued pressure on prices until a better market balance is established.

Coal prices for the second quarter of 2015 have been agreed with the majority of our quarterly priced customers based on US$109.50 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Coal processing performance in the first quarter was very strong, particularly at Line Creek and Cardinal River. Material movement across the business unit was 2% higher in the quarter compared to the same period in 2014, supported somewhat by slightly shorter haul distances.

Our cost reduction initiatives continue to produce significant results and remain focused on improvements in equipment and labour productivities, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program. These included the effects of the strengthening U.S. dollar on some inputs and additional parts and supplies required to maintain our mining equipment.

In the first quarter of 2015, we continued to experience the positive effects of lower energy prices. Combined with reduced fuel usage from a number of our cost reduction initiatives, this reduced energy costs per tonne produced by almost 30% compared to the first quarter of 2014.

As reported on April 5, there was a flash fire in the dryer complex at our Greenhills Operation. Operations resumed later in the day with no effect on production.

Currently our Line Creek and Coal Mountain mines are operating under expired collective agreements and are progressing through their respective collective bargaining processes.
8   Teck Resources Limited 2015 First Quarter News Release

Cost of Sales

Unit cash cost of product sold in the first quarter of 2015, before depreciation and inventory write-downs, was $85 per tonne, $10 per tonne lower than a year ago. The prior year’s figures included a $5 per tonne charge for inventory write-downs.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2015	2014

Site cost of sales	$49	$52
Transportation costs	36	38
Inventory write-down	-	5
Cash unit costs (1) (2)	$85	$95

	Three months ended March 31,
(amounts reported in USD$ per tonne)	2015	2014

Site cost of sales	$39	$47
Transportation costs	29	35
Inventory write-down	-	4
Cash unit costs (1) (2)	$68	$86

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales also included an $11 per tonne charge for the amortization of deferred stripping costs and $17 per tonne for other depreciation. In U.S. dollar terms, costs have fallen by $18 per tonne from $86 per tonne to $68 per tonne due to reductions in the site costs as shown in the Canadian dollar unit cost table and the change in exchange rates.

Outlook

We are expecting coal sales in the second quarter of 2015 to be around 6 million tonnes. Although demand remains good outside of China, downward trending price assessments may be delaying purchasing decisions in other markets, which could affect sales for the quarter. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities.

9   Teck Resources Limited 2015 First Quarter News Release

COPPER BUSINESS UNIT
	Three months ended March 31,
($ in millions)	2015	2014

Copper price (realized – US$/pound)	$2.67	$3.25
Production (000’s tonnes)	81	85
Sales (000’s tonnes)	71	83
Gross profit, before depreciation and amortization	$210	$318
Gross profit	$97	$200
Property, plant and equipment expenditures	$76	$112

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $108 million in the first quarter compared with a year ago (see table below). This was primarily due to lower sales volumes and lower copper prices in the quarter. These items were partially offset by the positive effect of the stronger U.S. dollar. Sales volumes were lower due to timing of shipments, which is expected to be normalized in the second quarter.

As anticipated, first quarter copper production was lower than the average annual rate given in our 2015 full year guidance. Copper production declined by 4,800 tonnes compared to a year ago primarily due to lower ore grades. Copper production at Highland Valley Copper was 3,000 tonnes higher than a year ago primarily due to higher mill throughput and recoveries. This was offset by a 4,300 tonne decrease in our share of production from Antamina due to significantly lower ore grades as anticipated in the mine plan, a 1,800 tonne reduction at Quebrada Blanca due to lower grades and heap leach recoveries and a 1,500 tonne reduction at Carmen de Andacollo. Failures involving the grinding mills at Highland Valley Copper and the tailings thickener at Carmen de Andacollo also affected planned production during the quarter.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended March 31

As reported in the first quarter of 2014	$318
Changes:
Copper price realized (US$ price)	(99)
Sales volume	(39)
Co-product and by-product revenues	4
Smelter processing charges	(6)
Unit operating costs	1
Royalties	5
Copper inventory write-down	(5)
Foreign exchange	31
Net decrease (increase)	(108)
As reported in current quarter	$210

10   Teck Resources Limited 2015 First Quarter News Release

Capital expenditures consisted of $38 million for sustaining capital, $4 million for major enhancement projects and $34 million for new mine development, including US$18 million for land purchases for the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $49 million in the first quarter, lower than the $62 million a year ago, primarily at Highland Valley Copper.

Markets

LME copper prices averaged US$2.64 per pound in the first quarter of 2015, down 17.3% compared with US$3.19 per pound in the same period a year ago. Copper prices improved during the quarter after hitting a four-year low on January 29, 2015 when LME cash copper traded at $2.45 per pound.

Reported exchange stocks rose during the quarter, with LME stocks up 155,725 tonnes to reach 332,300 tonnes, Comex stocks were down 1,763 tonnes to end March at 24,486 tonnes, and Shanghai Futures Exchange stocks were up 138,827 tonnes to end the quarter at 243,592 tonnes. Total exchange stocks of 600,378 tonnes are now higher than in 2014 but still below the 25-year average of stocks when reported as days of global consumption. Production issues at copper mines continue to impact current and future cathode and concentrate production, the large cathode surpluses forecast by analysts for 2014 through 2016 have moved closer to balance.

Operations

Highland Valley Copper

Copper production was 29,900 tonnes in the first quarter or 11% higher than a year ago, due to higher recoveries and increases in mill throughput resulting from the mill optimization project and despite an equipment failure in the grinding circuit. Our focus on mine-to-mill improvement efforts with high energy blasting also continues to deliver benefits. Molybdenum production declined to 0.9 million pounds from 1.0 million pounds a year ago primarily due to lower grade, offset by higher recovery and increased mill throughput and recoveries.

Operating costs declined 11% as a result of lower sales than in the same period a year ago. Unit costs increased slightly as a lesser proportion of costs were capitalized as deferred stripping in the quarter.

As we continue to mine the higher grade but harder ore in the current phase of the Valley pit, throughput is expected to remain similar to the first quarter for the remainder of 2015, but with continued improvement in recoveries and plant availability.

Antamina

Copper production in the first quarter decreased by 19% compared with a year ago primarily as a result of significantly lower copper grades as anticipated in the mine plan. The mix of mill feed in the quarter was 69% copper-only ore and 31% copper-zinc ore compared to 78% and 22%, respectively, in the same period a year ago. Zinc production of 48,000 tonnes in the first quarter increased by 46% compared with a year ago due to higher grades and the amount of copper-zinc ore processed in the period.

11   Teck Resources Limited 2015 First Quarter News Release

Operating costs in the first quarter, before changes in inventory, were 1% higher compared to a year ago. Mill throughput averaged 143,000 tonnes per day during the quarter, 10% higher than the same period last year.

Quebrada Blanca

Copper production in the first quarter decreased by 12% compared with a year ago due to lower copper grades and recoveries from previous heap leach material placed. Heap leach ore placed increased by 18%, helped by recent capital improvements to the crushing and agglomeration circuit.

Operating costs, before changes in inventory, decreased by US$11 million compared with the same period a year ago as a result of significant cost reduction efforts, reduced material movement in the mine and lower supply costs.

Work progressed on updating the permits for the existing facilities for the supergene operation, with an anticipated mine life that has some cathode production extending to 2020. We submitted the Social and Environmental Impact Assessment (SEIA) to the regulatory authorities in the third quarter of 2014. The review, response and consultation processes by the relevant regulatory agencies are in progress.

Carmen de Andacollo

Copper production in the first quarter declined by 8% compared with a year ago as mill throughput declined by 11% primarily due to failure of the tailing thickener and planned maintenance activities. The mill is back to full production rates and higher throughput rates are anticipated during the remainder of the year.

Production costs, before changes in inventories, decreased by 10% or US$7 million compared with a year ago primarily due to lower costs for operating supplies and consumables as well as other cost reduction efforts, particularly a reduction in contractors.

Duck Pond

Copper and zinc production in the first quarter was 3,000 and 3,000 tonnes, respectively, compared with 3,200 and 4,100 tonnes, respectively, last year. Mill throughput was 1,600 tonnes per day during the quarter, a 10% increase compared to the same period last year. Copper and zinc production declined due to lower ore grades and lower recoveries affected by the processing of stockpiled ore. As previously announced, Duck Pond is scheduled for permanent closure in mid-2015.

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Cost of Sales

Unit cash costs of product sold in the first quarter of 2015 as reported in U.S. dollars, before cash margins for by-products, decreased primarily due to cost reduction efforts and the favourable effects of a stronger U.S. dollar at our Canadian operations. This was partially offset by the effects of lower copper sales volumes due to the timing of shipments.

	Three months ended March 31,
(amounts reported in US$ per pound)	2015	2014

Adjusted cash cost of sales (1)	$1.58	$1.67
Smelter processing charges	0.22	0.20

Total cash unit costs before by-product margins (1)	$1.80	$1.87
Cash margin for by-products (2)	(0.27)	(0.25)
Total cash unit costs after by-product margins (1)	$1.53	$1.62

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the first quarter of 2015, activities to support permitting for the Quebrada Blanca Phase 2 project continued, although at a slower pace. Optimization efforts are focused on capital reduction opportunities and mine planning using recent resource model updates.

As previously noted, we expect to resubmit the previously withdrawn SEIA for Quebrada Blanca Phase 2 once the SEIA for the existing supergene facility is approved, not likely before the fourth quarter of 2015. Additional environmental baseline work will be undertaken in 2015 to support this submission.

Other Copper Projects

Targeted studies continue at the Relincho, Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects, and the pre-feasibility study progressed at our 50% owned Zafranal copper-gold project located in southern Peru.

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ZINC BUSINESS UNIT
	Three months ended March 31,
($ in millions)	2015	2014

Zinc price (realized – US$/lb)	$0.97	$0.91
Production (000’s tonnes)
Refined zinc	75	62
Zinc in concentrate (1)	152	152
Sales (000’s tonnes)
Refined zinc	73	62
Zinc in concentrate (1)	140	139
Gross profit before depreciation and amortization	$179	$121
Gross profit	$143	$91
Property, plant and equipment expenditures	$16	$36

Note:
1)	Represents production from Red Dog and Pend Oreille (6,000 tonnes). Excludes co-product zinc production from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $58 million in the first quarter (see table below). Contributing to the increased gross profit was a 2% rise in zinc prices, the favourable effect of the stronger U.S. dollar and an 18% increase in sales volumes from Trail.

Refined zinc production from our Trail Operations increased by 21% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, which led to higher throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended March 31

As reported in the first quarter of 2014	$121
Changes
Zinc price realized (US$ price)	18
Sales volume	4
Co-product and by-product contribution	2
Unit operating costs	1
Foreign exchange	33
Net increase	58
As reported in current quarter	$179

Capital expenditures consisted of $9 million for sustaining capital and $7 million for major enhancements.

14   Teck Resources Limited 2015 First Quarter News Release

Markets

LME zinc prices averaged US$0.94 per pound in the first quarter of 2015, up 2.5% over the same period last year. Zinc prices fell during the early part of this quarter to reach a low of US$0.90 per pound on March 17 as global oil and commodity prices fell. Since then zinc prices have shown improved strength and have risen back to US$1.01 per pound in early April. Lead prices fell 14% this quarter over the previous quarter last year to average US$0.82 per pound. LME zinc stocks fell 178,475 tonnes to end the quarter at 513,125 tonnes. Shanghai Futures Exchange zinc stocks rose 56,234 tonnes and combined exchange stocks have now fallen over 800,000 tonnes since peaking in December 2012. Combined lead stocks on the LME and SHFE have fallen 2,471 tonnes or less than 1% in the quarter.

Zinc demand continues to be strong globally, driven by North American and Chinese automotive production which were up 5.1% and 5.6%, respectively, year over year to March. U.S. automotive sales are currently running at 17.12 million units per year and sales of passenger cars in China are up 8.9% to 5.3 million units to date in 2015. Construction spending in the U.S. was up with total construction up 2.1% in February over last year with non-residential construction up 4.6% over February last year. Zinc supply will become further constrained later in 2015 as expected end of life mine closures occur at the Century and Lisheen mines. This will keep the zinc market in deficit and continue to draw down stocks. Lead battery demand in Europe and North America remain strong, however, Asia remains week with the market remaining in slight surplus.

Operations

Red Dog

Mill throughput was similar to the first quarter of 2014. Zinc grade and recoveries were slightly lower than 2014 resulting in 4% less zinc production. Higher lead grade than 2014 was partially offset by lower recoveries, which yielded 4% more lead production.

Unit cost of sales decreased slightly in the U.S. dollar operating currency by rose in our reported results which are reported in Canadian dollars.

Trail

Refined zinc production was 21% higher in the current quarter as the decommissioning and replacement of old acid plants in the second quarter of 2014 led to improved roaster online time and increased throughput. Lead production improved by 7% due to a combination of higher lead in feed and a reduction of in-process inventory levels and similarly, silver production also increased by 0.5 million ounces over the same quarter a year ago.

Cost of concentrates increased compared to last year reflecting higher production levels and a higher exchange rate. Cost of sales decreased, reflecting cost reduction initiatives and timing of maintenance work. Labour costs were slightly lower as workforce reductions through attrition more than offset the impact of higher wages. Consumable supplies were lower due to reduction programs and lower energy expenses were a result lower natural gas prices.

15   Teck Resources Limited 2015 First Quarter News Release

Pend Oreille

Production ramp-up continued through the quarter. Throughput averaged 97% of plan and the mill was operating at design rate by the end of the quarter. Work continued to remove mining and processing bottlenecks associated with the development of new mining areas and the introduction of new equipment. The mine is now operating as designed and results from operations will be recorded in profit and loss beginning in the second quarter. All costs net of pre-production revenues, to March 31, 2015 were capitalized.

The restart project is essentially complete with a few minor project items outstanding. Overall restart cost is forecast to be US$4.7 million below the plan of US$45 million.

We expect to reach full production of 44,000 tonnes per year of zinc metal during the second quarter of 2015.

16   Teck Resources Limited 2015 First Quarter News Release

ENERGY BUSINESS UNIT

Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. In the first quarter of 2015 our cash expenditures were $243 million compared to a cash spending estimate of $253 million. Our share of Fort Hills cash expenditures in 2015 is estimated at $850 million. Our remaining earn-in was fully paid in early April. Going forward our funding percentage will be reduced from 27.5% to 20%. Capital expenditures for the remainder of the year are expected to be about $200 million per quarter.
Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is now over 75% complete, construction is progressing per plan, equipment and material deliveries have started, civil works are well underway and some off-site modular and process facility construction has started. Site construction workforce is currently approximately 3,000 and will continue to ramp-up to peak in 2016. The capital cost and schedule outlook have not changed since we announced project sanction in October 2013. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.
We have contracted with Enbridge for diluent pipeline capacity to Fort Hills and diluted bitumen pipeline capacity to Hardisty, Alberta, where we will take our pro-rata share of the Fort Hills production. We have reached agreement with Gibson Energy Inc. for the construction of a 500,000 barrel dedicated storage tank at the Gibson terminal in Hardisty, Alberta, a major hub for pipeline transportation throughout North America with connectivity to the Enbridge and Keystone export pipelines as well as area unit train loading facilities. Gibson will construct, own and operate the tank on our behalf. We are currently reviewing options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty or rail to access U.S. Gulf Coast refineries and tidewater ports.
Frontier Energy Project
The Frontier project regulatory application review continues with the provincial and federal regulators. The regulatory review period is expected to continue through 2015 making 2016 the earliest an approval decision is expected.
Wintering Hills Wind Power Facility
On January 1, 2015 we exercised our option to increase our ownership in Wintering Hills from 30% to 49% for a payment of $33 million. During the first quarter, our share of the power generation from Wintering Hills was 39 GWhs, resulting in 25,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2015 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $67 million in the first quarter compared with $103 million a year ago. Items included in the first quarter were negative price adjustments of $44 million primarily due to declining copper prices in the period and zinc derivative losses totalling $15 million. It also included a $14 million non-cash charge for share based

17   Teck Resources Limited 2015 First Quarter News Release

compensation that reflects a higher share price compared with December 31, 2014. These were partially offset by a gain of $35 million on the sale of the Kudz Ze Kayah project.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2014 and March 31, 2015.

	Outstanding at		Outstanding at
	December 31, 2014		March 31, 2015
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	208	2.86	214	2.73
Zinc	117	0.99	93	0.94

Finance expense was $79 million in the first quarter, $10 million higher than a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated.

We recorded $22 million of other non-operating expenses in the first quarter, which consisted primarily of foreign exchange losses.

Income and resource taxes for the first quarter were $63 million, or 47% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes, higher rates in foreign jurisdictions, and the effect of an unrealized foreign exchange loss which is subject to a lower rate. Without the effect of the foreign exchange loss, our combined income and resources taxes for the quarter would be $54 million and our effective tax rate would be 40%.

The combined effect of resource taxes and higher rates in foreign jurisdictions tends to be magnified in periods when our operating earnings are lower relative to our head office administrative and finance charges incurred in Canada. This occurs because resource taxes and taxes in foreign jurisdictions are based on profits before these head office administrative and finance costs.

Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

18   Teck Resources Limited 2015 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

	March 31,	December 31,
($ in millions)	2015	2014

Term notes	$7,134	$7,132
Other	134	144
Total debt (US$ in millions)	$7,268	$7,276

Canadian $ equivalent (1)	9,206	8,441
Less cash balances	(1,567)	(2,029)
Net debt	$7,639	$6,412

Debt to debt-plus-equity ratio (2) (3)	33%	31%
Net-debt to net-debt-plus-equity ratio (2)	29%	25%
Average interest rate	4.8%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In January S&P reduced our credit rating one notch to BBB- and changed the outlook from negative to stable. In March, Moody’s reduced our rating one notch to Baa3 and changed the outlook from negative to stable. DBRS rates us BBB with a negative trend and Fitch rates us BBB- with a stable outlook.

Our cash position declined from $2.0 billion to $1.6 billion in the quarter. Significant outflows of cash included dividend payments of $259 million and expenditures on the Fort Hills project of $243 million. Beginning in the second quarter our share of the funding of the Fort Hills project declines from 27.5% to 20% as we have reached our earn-in contributions. Our cash flow in the second half of the year will also be affected by the seasonality of Red Dog sales and the reduction of inventories, which are currently ice-bound in Alaska. Based on the annual dividend, current commodity prices and exchange rates and excluding any other currently implemented events, we expect to exceed our year end target of $1.0 billion of cash at existing debt levels.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $510 million in the first quarter compared with $470 million a year ago.

Changes in working capital items absorbed cash of $138 million in the first quarter. The decrease in working capital in the quarter was due to higher inventory levels and lower payables in 2015. In 2014 working capital reduction included a decline in receivable balances due to lower commodity prices, which released cash of $75 million.

19   Teck Resources Limited 2015 First Quarter News Release

Investing Activities

Expenditures on property, plant and equipment were $243 million in the first quarter for the Fort Hills oil sands project, $66 million on sustaining capital and $18 million on major enhancement projects. The largest components of sustaining expenditures were $18 million at our coal operations and $17 million at Highland Valley Copper. Major enhancement expenditures included approximately $7 million each at Pend Oreille and at our coal operations.

Capitalized stripping expenditures were $166 million in the first quarter compared with $204 million a year ago. The majority of this item constitutes the advancement of pits for future production at our coal mines.

The table below summarizes our year-to-date capital spending for 2015:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Coal	$18	$7	$-	$25	$101	$126
Copper	38	4	34	76	49	125
Zinc	9	7	-	16	16	32
Energy	-	-	253	253	-	253
Corporate	1	-	-	1	-	1
	$66	$18	$287	$371	$166	$537

Financing Activities

Financing activities in the first quarter consisted of capital lease repayments of $15 million (2014 - $14 million) and debt interest payments of $177 million (2014 - $158 million). In addition, we distributed $2 million to minority interests in our operations (2014 - $7 million).

OUTLOOK

We continue to experience challenging markets for our products and prices for some of our products have declined significantly in the last year. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for coal, particularly in China, is weakening. Increased supply from Australian mines has also put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. For the twelve months to December 31, 2014, the U.S. dollar strengthened by approximately 9% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars. In the first quarter of 2015 the U.S. dollar has strengthened by a further 9% against the Canadian dollar.

In October 2013, we approved an estimated $2.9 billion (our share) to complete the development of the Fort Hills oil sands project, of which approximately $2.0 billion remains to be

20   Teck Resources Limited 2015 First Quarter News Release

spent at the end of March 2015. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Bargaining is underway to renew collective agreements at our Coal Mountain and Line Creek operations, which expired in 2014. In addition, collective bargaining agreements at our Elkview coal operation and at our Antamina, Carmen de Andacollo and Quebrada Blanca copper operations expire in the third and fourth quarters of 2015. We could be subject to labour unrest or other disturbances as a result of delays in or the failure of negotiations of new contracts, which could limit our ability to maintain coal or copper production in accordance with our plans. If this were to occur, the potential shortfall in planned production could be material.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2015, $6.3 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

21   Teck Resources Limited 2015 First Quarter News Release

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,024	$2,256	$2,250	$2,009	$2,084	$2,376	$2,524	$2,152	$2,330

Gross profit	348	416	414	298	407	546	597	582	701

EBITDA (1)	546	582	651	558	557	766	815	670	902

Profit attributable to shareholders	68	129	84	80	69	232	267	143	319

Earnings per share	$0.12	$0.23	$0.14	$0.14	$0.12	$0.40	$0.46	$0.25	$0.55

Cash flow from operations	372	743	554	436	545	769	656	690	763

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at April 20, 2015 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 16.1 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 19 of our 2014 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Accounting Developments

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is first required.

Revenue from Contracts with Customers

In May 2014, the IASB and the Financial Accounting Standards Board (FASB) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (U.S. GAAP). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with

22   Teck Resources Limited 2015 First Quarter News Release

Customers (IFRS 15) to replace IAS 18, Revenue and IAS 11, Construction Contracts and the related interpretations on revenue recognition.

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers, and improves the comparability of revenue from contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income, and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedging section of the final IFRS 9 standard remains relatively unchanged from when the new hedging accounting section of IFRS 9 was first introduced in November 2013. The new hedge accounting model aligns hedge accounting with risk management activities undertaken

23   Teck Resources Limited 2015 First Quarter News Release

by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosure. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

24   Teck Resources Limited 2015 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2015	2014

REVENUE
Coal	$865	$880

Copper
Highland Valley Copper	154	224
Antamina	149	178
Quebrada Blanca	90	98
Carmen de Andacollo	115	138
Duck Pond	10	12
Other	5	2

	523	652

Zinc
Trail	478	392
Red Dog	234	208
Other	2	3
Inter-segment sales	(79)	(52)
	635	551
Energy	1	1
TOTAL REVENUE	$2,024	$2,084

GROSS PROFIT (LOSS)
Coal	$109	$116

Copper
Highland Valley Copper	25	74
Antamina	73	112
Quebrada Blanca	(9)	(4)
Carmen de Andacollo	8	22
Duck Pond	(5)	(4)
Other	5	-
	97	200

Zinc
Trail	35	2
Red Dog	108	88
Other	-	1
	143	91
Energy	(1)	-
TOTAL GROSS PROFIT	$348	$407

25   Teck Resources Limited 2015 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2015	2014

OPERATING COSTS
Coal	$325	$348

Copper
Highland Valley Copper	95	107
Antamina	44	40
Quebrada Blanca	63	65
Carmen de Andacollo	78	81
Duck Pond	11	6
Other	-	2
	291	301

Zinc
Trail	91	95
Red Dog	47	44
Other	2	1
	$140	$140

Energy	-	-
Total operating costs	$756	$789

TRANSPORTATION COSTS
Coal	$242	$235

Copper
Highland Valley Copper	7	9
Antamina	4	5
Quebrada Blanca	2	1
Carmen de Andacollo	6	10
Duck Pond	1	1
	20	26

Zinc
Trail	36	29
Red Dog	27	29
	63	58
Total transportation costs	$325	$319

CONCENTRATE PURCHASES

Trail	$296	$252
Inter-segment purchases	(79)	(52)
Total concentrate purchases	$217	$200

26   Teck Resources Limited 2015 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2015	2014

ROYALTY COSTS
Coal	$3	$3
Copper
Highland Valley Copper	-	1
Antamina	2	6
	2	7

Zinc
Red Dog	36	32
Total royalty costs	$41	$42

DEPRECIATION AND AMORTIZATION
Coal	$186	$178

Copper
Highland Valley Copper	27	33
Antamina	26	15
Quebrada Blanca	34	36
Carmen de Andacollo	23	25
Duck Pond	3	9
	113	118

Zinc
Trail	20	15
Red Dog	16	15
	36	30
Energy	2	1
Total depreciation and amortization	$337	$327
TOTAL COST OF SALES	$1,676	$1,677

27   Teck Resources Limited 2015 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2015	2014

Coal	$101	$131

Copper
Highland Valley Copper	29	37
Antamina	16	16
Quebrada Blanca	3	9
Carmen de Andacollo	1	-
	49	62

Zinc
Red Dog	16	11
Total	$166	$204

28   Teck Resources Limited 2015 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
Coal	2015	2014

Waste production (million BCM’s)	66.9	65.9
Clean coal production (million tonnes)	6.8	6.7

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.48:1	9.42:1
Sales (million tonnes)	6.8	6.2

Highland Valley Copper

Tonnes mined (000's)	25,992	28,711
Tonnes milled (000's)	11,143	10,756

Copper
Grade (%)	0.31	0.30
Recovery (%)	87.5	83.3
Production (000's tonnes)	29.9	26.9
Sales (000's tonnes)	21.5	28.1
Molybdenum
Production (million pounds)	0.9	1.0
Sales (million pounds)	1.3	1.2

Antamina

Tonnes mined (000's)	49,787	45,837
Tonnes milled (000's)
Copper-only ore	8,926	9,093
Copper-zinc ore	3,954	2,636

	12,880	11,729
Copper (1)
Grade (%)	0.79	1.00
Recovery (%)	81.2	87.2
Production (000's tonnes)	82.2	101.4
Sales (000's tonnes)	81.1	92.9

Zinc (1)
Grade (%)	1.74	1.66
Recovery (%)	81.5	80.7
Production (000's tonnes)	48.0	32.9
Sales (000's tonnes)	55.1	35.8

Molybdenum
Production (million pounds)	1.0	1.8
Sales (million pounds)	1.1	2.3

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

29   Teck Resources Limited 2015 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Quebrada Blanca	2015	2014

Tonnes mined (000's)	6,330	8,444
Tonnes placed (000's)
Heap leach ore	1,538	1,306
Dump leach ore	465	1,011
	2,003	2,317
Grade (SCu%) (1)
Heap leach ore	0.72	0.79
Dump leach ore	0.28	0.28

Production (000's tonnes)
Heap leach ore	6.9	8.5
Dump leach ore	5.3	5.4
	12.2	13.9

Sales (000's tonnes)	12.2	12.4

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,490	7,564
Tonnes milled (000’s)	4,110	4,599
Copper
Grade (%)	0.45	0.44
Recovery (%)	87.6	87.6
Production (000’s tonnes)	16.1	17.6
Sales (000’s tonnes)	16.2	18.3

Gold (1)
Production (000’s ounces)	10.3	12.3
Sales (000’s ounces)	9.3	11.1

Copper cathode
Production (000’s tonnes)	1.0	1.0
Sales (000’s tonnes)	1.0	1.0

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	106	50
Tonnes milled (000’s)	140	127
Copper
Production (000's tonnes)	3.0	3.2
Sales (000's tonnes)	1.8	2.0
Zinc
Production (000's tonnes)	3.0	4.1
Sales (000's tonnes)	-	-

30   Teck Resources Limited 2015 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Trail	2015	2014

Concentrate treated (000’s tonnes)
Zinc	144	115
Lead	36	35
Metal production
Zinc (000's tonnes)	75.2	62.1
Lead (000's tonnes)	21.8	20.3
Silver (million ounces)	5.7	5.2
Gold (000's ounces)	15.0	12.3

Metal sales
Zinc (000's tonnes)	73.2	61.9
Lead (000's tonnes)	21.1	19.0
Silver (million ounces)	5.6	5.1
Gold (000's ounces)	16.6	11.6

Red Dog

Tonnes mined (000's)	3,042	3,126
Tonnes milled (000's)	1,063	1,077
Zinc
Grade (%)	16.5	16.9
Recovery (%)	83.4	83.6
Production (000's tonnes)	145.9	151.7
Sales (000's tonnes)	133.7	139.5
Lead
Grade (%)	4.6	4.0
Recovery (%)	62.2	68.2
Production (000's tonnes)	30.7	29.4
Sales (000's tonnes)	-	-

Pend Oreille (1)

Tonnes mined (000's)	113	-
Tonnes milled (000's)	123	-
Zinc
Grade (%)	5.7	-
Recovery (%)	86.2	-
Production (000's tonnes)	6.0	-
Sales (000's tonnes)	6.0	-
Lead
Grade (%)	1.7	-
Recovery (%)	74.0	-
Production (000's tonnes)	1.5	-
Sales (000's tonnes)	1.5	-

Note:
(1)	Pre-commercial production and sales statistics.

31   Teck Resources Limited 2015 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product,

32   Teck Resources Limited 2015 First Quarter News Release

the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended March 31,
($ in millions)	2015	2014

Profit attributable to shareholders	$68	$69
Finance expense net of finance income	78	68
Provision for income taxes	63	93
Depreciation and amortization	337	327
EBITDA	$546	$557

33   Teck Resources Limited 2015 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
($ in millions)	2015	2014

Gross profit	$348	$407
Depreciation and amortization	337	327
Gross profit before depreciation and amortization	$685	$734

Reported as:
Coal	$295	$294

Copper
Highland Valley Copper	52	107
Antamina	99	127
Quebrada Blanca	25	32
Carmen de Andacollo	31	47
Duck Pond	(2)	5
Other	5	-
	210	318

Zinc
Trail	55	17
Red Dog	124	103
Other	-	1
	179	121

Energy	1	1
Gross profit before depreciation and amortization	$685	$734

34   Teck Resources Limited 2015 First Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2015	2014

Cost of sales as reported	$756	$764
Less:
Transportation	(242)	(235)
Depreciation and amortization	(186)	(178)
Inventory write-down	-	(30)
Adjusted cash cost of sales	$328	$321

Tonnes sold (millions)	6.8	6.2
Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$49	$52
Transportation	36	38
Inventory write-down	-	5
Cash unit costs - CAD$/tonne	$85	$95

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.24	$1.10
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$39	$47
Transportation	29	35
Inventory write-down	-	4
Cash unit costs - US$/tonne	$68	$86

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

35   Teck Resources Limited 2015 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2015	2014

Revenue as reported	$523	$652
By-product revenue (A) (1)	(62)	(55)
Smelter processing charges	42	39
Adjusted revenue	$503	$636

Cost of sales as reported	$426	$452
Less:
Depreciation and amortization	(113)	(118)
Inventory write-down	(5)	-
By-product cost of sales (B) (1)	(11)	(8)
Adjusted cash cost of sales	$297	$326

Payable pounds sold (millions) (C)	151.9	177.0

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.95	$1.84
Smelter processing charges	0.28	0.22
Total cash unit costs - CAD$/pound (D)	$2.23	$2.06

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.34)	$(0.27)
Net cash unit cost CAD$/pound (2)	$1.89	$1.79

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.24	$1.10

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.58	$1.67
Smelter processing charges	0.22	0.20
Total cash unit costs - US$/pound (1)	$1.80	$1.87

Cash margin for by-products – US$/pound	$(0.27)	$(0.25)

Net cash unit costs – US$/pound	$1.53	$1.62

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.

36   Teck Resources Limited 2015 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated coal sales for the second quarter, timing of full production at Pend Oreille, the effect of changes in the U.S./Canadian dollar exchange rate has on our EBITDA, the timing of operation of our Line Creek water treatment facility, the improvement in recovery at Highland Valley, timing of oil production at Fort Hills, the expectation that our cash and credit lines are sufficient to meet our capital commitments, our ability to manage our capital spending profile, our expectation that we should complete 2015 with over $1.0 billion in cash, our expectation that the reduction in the dividend will preserve flexibility in our funding and help maintain the strength of our balance sheet, cost and production forecasts at our business units and individual operations, sales volume and selling prices for our products (including settlement of coal contracts with customers), timing of a regulatory approval for the Frontier energy project and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the sensitivity of EBITDA and operating costs to oil prices are based on assumptions regarding the amount of diesel fuel used in our operations and transporting our coal products is as forecast, and also based on an assumed Canadian/U.S. dollar exchange rate of $1.25. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety

37   Teck Resources Limited 2015 First Quarter News Release

and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. The effect of the price of oil on operating costs will be affected by the exchange rate between Canadian and U.S. dollars.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2015 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 21, 2015. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

.

38   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2015
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2015	2014

Revenue	$2,024	$2,084

Cost of sales	(1,676)	(1,677)
Gross profit	348	407

Other operating expenses
General and administration	(25)	(31)
Exploration	(13)	(12)
Research and development	(7)	(9)
Other operating income (expense) (Note 2)	(67)	(103)
Profit from operations	236	252

Finance income	1	1
Finance expense (Note 3)	(79)	(69)
Non-operating income (expense) (Note 4)	(22)	(13)
Share of losses of associates and joint ventures	(1)	(1)
Profit before tax	135	170

Provision for income taxes	(63)	(93)
Profit for the period	$72	$77

Profit attributable to:
Shareholders of the company	$68	$69
Non-controlling interests	4	8
Profit for the period	$72	$77
Earnings per share
Basic	$0.12	$0.12

Diluted	$0.12	$0.12

Weighted average shares outstanding (millions)	576.2	576.3

Shares outstanding at end of period (millions)	576.2	576.3

40   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Profit for the period	$72	$77

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $91 and $36)	109	78
Change in fair value of available-for-sale financial instruments (net of taxes of $(1) and $(1))	4	8
Cash flow hedges (net of taxes of $nil and $(1))	-	3
	113	89
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $5 and $1)	(10)	4
Total other comprehensive income for the period	103	93

Total comprehensive income for the period	$175	$170
Total other comprehensive income attributable to:
Shareholders of the company	$95	$89
Non-controlling interests	8	4
	$103	$93

Total comprehensive income attributable to:
Shareholders of the company	$163	$158
Non-controlling interests	12	12
	$175	$170

41   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Operating activities
Profit for the period	$72	$77
Items not affecting operating cash flows:
Depreciation and amortization	337	327
Provision for (recovery of) deferred income taxes	2	(15)
Share of losses of associates and joint ventures	1	1
Gain on sale of investments and assets	(35)	-
Foreign exchange losses	21	10
Finance expense	79	69
Other	33	1
	510	470
Net change in non-cash working capital items	(138)	75
	372	545
Investing activities
Purchase of property, plant and equipment	(371)	(400)
Capitalized production stripping costs	(166)	(204)
Expenditures on financial investments and other assets	(43)	(8)
Proceeds from the sale of investments and other assets	42	2

	(538)	(610)
Financing activities
Issuance of debt	-	12
Repayment of debt	(15)	(14)
Debt interest paid	(177)	(158)
Dividends paid	(259)	(259)
Distributions to non-controlling interests	(2)	(7)
	(453)	(426)

Effect of exchange rate changes on cash and cash equivalents	157	105
Decrease in cash and cash equivalents	(462)	(386)

Cash and cash equivalents at beginning of period	2,029	2,772
Cash and cash equivalents at end of period	$1,567	$2,386

42   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(CAD$ in millions)	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$1,567	$2,029
Current income taxes receivable	97	100
Trade accounts receivable	1,084	1,036
Inventories	1,814	1,752
	4,562	4,917

Financial and other assets	938	894
Investments in associates and joint ventures	35	32
Property, plant and equipment	29,912	28,925
Deferred income tax assets	363	361
Goodwill	1,756	1,710
	$37,566	$36,839

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,452	$1,663
Dividends payable (Note 6(d))	-	259
Current income taxes payable	57	59
Debt (Note 5)	462	428
	1,971	2,409

Debt (Note 5)	8,744	8,013
Deferred income tax liabilities	6,124	6,091
Retirement benefit liabilities	620	572
Other liabilities and provisions	1,081	918

Equity
Attributable to shareholders of the company	18,774	18,606
Attributable to non-controlling interests	252	230

	19,026	18,836

	$37,566	$36,839

43   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Class A common shares	$7	$7

Class B subordinate voting shares	6,502	6,503

Retained earnings
Beginning of period	11,723	11,853
Profit for the period attributable to shareholders of the company	68	69
Remeasurements of retirement benefit plans	(10)	4

End of period	11,781	11,926

Contributed surplus
Beginning of period	149	130
Share option compensation expense	5	4

End of period	154	134

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	225	104
Other comprehensive income	95	89
Less remeasurements of retirement benefit plans recorded in retained earnings	10	(4)

End of period	330	189

Non-controlling interests
Beginning of period	230	214
Profit for the period attributable to non-controlling interests	4	8
Other comprehensive income attributable to non-controlling interests	8	4
Other	12	5
Dividends or distributions	(2)	(7)
End of period	252	224
Total equity	$19,026	$18,983

44   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.     BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on April 20, 2015.

2.     OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Settlement pricing adjustments	$(44)	$(63)
Share-based compensation (Note 6(a))	(14)	(1)
Environmental and care and maintenance costs	(12)	(10)
Social responsibility and donations	(3)	(5)
Gain on sale of asset	35	-
Impairment of operating assets	-	(12)
Commodity derivatives	(15)	3
Other	(14)	(15)
	$(67)	$(103)

3.     FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Debt interest	$105	$95
Financing fees and discount amortization	2	1
Net interest expense on retirement benefit plans	4	5
Accretion on decommissioning and restoration provisions	15	17
Other	5	1

	131	119
Less capitalized borrowing costs	(52)	(50)
	$79	$69

45   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.     NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2015	2014

Foreign exchange losses	$(21)	$(10)
Other	(1)	(3)
	$(22)	$(13)

5.     DEBT

(CAD$ in millions)	March 31, 2015		December 31, 2014

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$380	$388	$348	$358
3.15% notes due January 2017 (US$300 million)	379	385	347	356
3.85% notes due August 2017 (US$300 million)	377	393	345	360
2.5% notes due February 2018 (US$500 million)	630	630	577	569
3.0% notes due March 2019 (US$500 million)	629	632	577	567
4.5% notes due January 2021 (US$500 million)	629	647	576	581
4.75% notes due January 2022 (US$700 million)	881	898	807	796
3.75% notes due February 2023 (US$750 million)	938	891	859	788
6.125% notes due October 2035 (US$700 million)	870	864	796	752
6.0% notes due August 2040 (US$650 million)	820	806	750	672
6.25% notes due July 2041 (US$1,000 million)	1,252	1,236	1,147	1,075
5.2% notes due March 2042 (US$500 million)	624	560	572	491
5.4% notes due February 2043 (US$500 million)	626	578	573	490
Antamina senior revolving credit facility due April 2015	28	28	26	26
Other	143	143	141	141
	9,206	9,079	8,441	8,022
Less current portion of long-term debt	(462)	(470)	(428)	(438)
	$8,744	$8,609	$8,013	$7,584

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 10).

46   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.     EQUITY

a)    Share-Based Compensation

During the first quarter of 2015, we granted 5,992,846 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $19.15, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $4.64 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 0.7%, a dividend yield of 4.7% and an expected volatility of 40%.

During the first quarter of 2015, we issued 1,465,277 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at March 31, 2015 was 4,390,800.

A share-based compensation expense of $14 million (2014 - $1 million) was recorded for the three months ended March 31, 2015 in respect of all outstanding share options and units.
b)     Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	March 31,	March 31,
(CAD$ in millions)	2015	2014

Currency translation adjustment	$344	$181
Unrealized gain on available-for-sale financial instruments (net of tax of $(1) and $(1))	8	13
Unrealized gain (loss) on cash flow hedges (net of tax of $1 and $nil)	(4)	1
	$348	$195

Accumulated other comprehensive income attributable to:
Shareholders of the company	$330	$189
Non-controlling interests	18	6
	$348	$195

c)     Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

Our current normal course issuer bid, which commenced on July 2, 2014, allows us to purchase up to 20 million Class B subordinate voting shares until July 1, 2015 or an earlier date if we complete all such purchases. No shares have been repurchased pursuant to our current issuer bid.

47   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.     EQUITY, continued

d)     Dividends

We declared dividends of $0.45 per share in the second and fourth quarters of 2014. Dividends of $0.45 per share with a record date of December 15, 2014 were paid in January 2015.

7.     SEGMENTED INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended March 31, 2015
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$865	$523	$714	$1	$-	$2,103
Less: Inter-segment revenue	-	-	(79)	-	-	(79)
Revenue	865	523	635	1	-	2,024
Cost of sales	(756)	(426)	(492)	(2)	-	(1,676)
Gross profit	109	97	143	(1)	-	348
Other operating income (expenses)	(12)	(39)	(20)	(1)	(40)	(112)
Profit from operations	97	58	123	(2)	(40)	236

Net finance expense	(7)	(2)	(9)	-	(60)	(78)
Non-operating income (expenses)	20	(2)	23	-	(63)	(22)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit before tax	110	54	137	(2)	(164)	135
Capital expenditures	126	125	32	253	1	537
Goodwill	1,203	553	-	-	-	1,756
Total assets	$21,144	$10,817	$3,898	$3,549	$(1,842)	$37,566

48   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.     SEGMENTED INFORMATION, continued

	Three months ended March 31, 2014
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$880	$652	$603	$1	$-	$2,136
Less: Inter-segment revenue	-	-	(52)	-	-	(52)
Revenue	880	652	551	1	-	2,084
Cost of sales	(764)	(452)	(460)	(1)	-	(1,677)
Gross profit	116	200	91	-	-	407
Other operating income (expenses)	(4)	(78)	(12)	(1)	(60)	(155)
Profit from operations	112	122	79	(1)	(60)	252

Net finance expense	(10)	(6)	(7)	-	(45)	(68)
Non-operating income (expenses)	8	(6)	3	-	(18)	(13)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit before tax	110	110	75	(1)	(124)	170
Capital expenditures	210	178	47	165	4	604
Goodwill	1,203	483	-	-	-	1,686
Total assets	$37,102	$11,662	$4,212	$2,678	$(19,273)	$36,381

8.     CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2015, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in a subsequent phase of the case.

49   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.      CONTINGENCIES, continued

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has been granted leave to appeal these decisions in the Ninth Circuit on an interlocutory basis, and the appeal is expected to be heard around the end of 2015.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs has been deferred in light of the interlocutory appeal, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

9.     SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter and our results in the last two quarters of the year reflect higher profits and cash flows as finished inventories are sold.

10.     FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

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Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.     FAIR VALUE MEASUREMENTS, continued

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2015 and December 31, 2014 are summarized in the following table:

(CAD$ in millions)	March 31, 2015				December 31, 2014

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,304	$-	$-	$1,304	$1,651	$-	$-	$1,651
Marketable equity securities	286	-	-	286	270	-	-	270
Debt securities	-	-	22	22	-	-	16	16
Settlements receivable	-	857	-	857	-	886	-	886
Derivative instruments	-	3	-	3	-	-	-	-
	$1,590	$860	$22	$2,472	$1,921	$886	$16	$2,823

Financial liabilities
Derivative instruments	$-	$26	$-	$26	$-	$23	$-	$23
Settlements payable	-	41	-	41	-	23	-	23
	$-	$67	$-	$67	$-	$46	$-	$46

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2015 or December 31, 2014.

51   Teck Resources Limited 2015 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.     SUBSEQUENT EVENT

In November 2005, we acquired a 15% interest in Fort Hills Energy Limited Partnership (Fort Hills), which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. In consideration for our additional 5% interest, we were required to contribute 27.5% of project expenditures after project spending reached $2.5 billion and before project spending reached $7.5 billion. As at April 1, 2015, total project spending had reached $7.5 billion and accordingly, our contribution to project expenditures has reverted to 20%.

52   Teck Resources Limited 2015 First Quarter News Release